SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

TELE NORTE CELULAR PARTICIPACOES, S.A.

(Name of subject company (Issuer))

VIVO PARTICIPACOES, S.A.

(Names of Filing Persons (Offerors))

Preferred Stock	87924Y105
(Title of classes of securities)	(CUSIP number of common stock)

Carlos Raimar Schoeninger

Financial Planning and Investor Relations Director

Av. Dr. Chucri Zaidan, 860
1 andar - lado A - Morumbi
04583-110 Sao Paulo

Tel: +5511 7420-1170

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Diane Kerr

Davis Polk & Wardwell

450 Lexington Avenue

New York, NY 10017

Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Vivo to reinforce its leadership with the acquisition of Telemig
Participações and Tele Norte Participações

■	Vivo consolidates its leadership by adding 4.8 million subscribers and reaching 35 million subscribers

■	Strengthens its competitive position by expanding its operations to Minas Gerais

August 2, 2007– VIVO Participações S.A. (“Vivo”) announces that it has signed on this date a stock purchase agreement with Telpart Participações S.A. (“Telpart”) to acquire control of Telemig Celular Participações S.A. (“Telemig Participações”) and Tele Norte Celular Participações S.A. (“Tele Norte Participações”) comprised of 22.72% and 19.34% of total capital, respectively, for an aggregate amount of R$ 1,2 billion, subject to certain price adjustments. In addition, Vivo will acquire from Telpart certain subscription rights for R$ 87 million. The conclusion of the transaction is subject to Anatel approval and ratification by general shareholders meetings of Vivo and Telpart, among other customary closing conditions.

Upon closing of the transaction, in accordance to Brazilian Law, Vivo will launch mandatory tender offers for the acquisition of common shares held by non-controlling shareholders at 80% of the price paid for the controlling stake. The mandatory tender offers will be extended to Telemig Participações, Telemig Celular, Tele Norte Participações and Amazônia Celular.

Additionally, Vivo intends to launch voluntary tender offers for up to 1/3 of all classes of preferred shares held by the non-controlling shareholders in the holding and operating companies, at a 25% premium to the weighted average price of the last 30 trading days until August 01, 2007.

Assuming full acceptance in all offers, Vivo will have acquired a beneficial interest of 58.2% in Telemig Celular and 54.6% in Amazônia Celular, for an aggregate consideration of circa R$ 2,9 billion (including the value of the subscription rights).

With this transaction Vivo adds two attractive assets to its portfolio reaffirming its leadership in the wireless market with 35 million subscribers and a 33% national market share:

•
Telemig Celular, the leading wireless operator in the Minas Gerais region, with 3.5 million subscribers and a 31% market share. For the last twelve months ending on March, 31st 2007, net revenues amounted to R$ 1,232 million, with an EBITDA of R$ 383.3 million. In the first quarter of 2007, Telemig Celular achieved a 38.2% margin, being one of the most profitable operators in Brazil.

•
Amazonia Celular, the third wireless operator in the Amazonia region with 1.3 million subscribers and a 22% market share.  For the last twelve months ending on March, 31st, 2007 net revenues amounted to R$ 454 million, with an EBITDA of R$ 46.3 million and reaching a 24.3% margin in the first quarter of 2007.

These two companies will benefit from being part of Vivo through:

•	Scale benefits arising from becoming part of biggest national mobile network

•	Improved purchasing power

•	Benefit from a strong brand name with advertisement campaigns at national level

•	Integration of Telemig/Amazônia clients into a larger national community

•	Customer service at national level

1

Additionally, Vivo will expand its commercial operations, reaching 84% of Brazil total population and 93% of the country’s GDP, expanding its activity to the strategic state of Minas Gerais which represents 9.4% of Brazil´s total GDP. The access to this key region will strength Vivo´s commercial and competitive position in the country.

Espírito Santo Investment, Goldman, Sachs & Co. and Machado, Meyer, Sendacz e Opice Advogados are acting as advisors to Vivo in connection with this transaction.

Vivo will be hosting an Investor conference call at 9am (Brasilia time) on August 3rd, 2007, please see additional details below.

Further information about the transaction, the mandatory tender offers and the voluntary tender offers is available at Vivo’s Investor Relations website (www.vivo.com.br/ir).

Conference Call Details

Language: English
Date: August 3rd, 2007
Time: 9am (Brasília time) / 8am (New York time)
Dial-in number:  (+ 1 973 ) 935 8893
Code: 9086422
Webcast and Presentation: (www.vivo.com.br/ir),

The replay of the conference call will be available during seven days on the following number    (+1 973) 341-3080, code 9086422.

The Portuguese translation of this conference call will be available on our website from 1pm (Brasília time).

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VIVO PARTICIPAÇÕES S.A.
Publicly-held company
CNPJ/MF No. 02.558.074/0001-73
NIRE 353001587.9-2
CVM No. 1771-0

NOTICE OF MATERIAL FACT

Vivo Participações S.A. (“Vivo Participações”) in accordance with the terms of Instruction CVM 358 of 01/03/02 announces that it has signed on August 02, 2007, a stock purchase agreement with Telpart Participações S.A. (“Telpart”) to acquire (i) 72,581,089,368 (seventy two billion, five hundred and eighty one million, eighty nine thousand and three hundred and sixty eight) common shares and 9,699,320,342 (nine billion, six hundred and ninety nine million, three hundred and twenty thousand and three hundred and forty two) preferred shares of Telemig Celular Participações S.A. (“Telemig Participações”), representing 53.90% of voting capital, 4.27% of non-voting capital and 22.72% of total capital; and (ii) 64,633,961,594 (sixty four billion, six hundred and thirty three million, nine hundred and sixty one thousand and five hundred and ninety four) common shares and 185,778,351 (one hundred and eighty five million, seven hundred and seventy eight thousand and three hundred and fifty one) preferred shares of Tele Norte Celular Participações S.A. (“Tele Norte Participações”), representing 51.86% of voting capital, 0.09% of non-voting capital and 19.34% of total capital (the “Acquisition”). Telemig Participações is the controlling shareholder of Telemig Celular S.A. (“Telemig Celular”), which is the SMP provider in Area 4 of Region 1 of the Plano Geral de Autorizações of the SMP that covers the State of Minas Gerais and Tele Norte Participações is the controlling shareholder of Amazônia Celular S.A. (“Amazônia Celular”), which is the SMP provider in Area 8 of Region 1 of the Plano Geral de Autorizações of the SMP that covers the States of Amazonas, Roraima, Amapá, Pará and Maranhão. Vivo Participações is the controlling shareholder of Vivo S.A., which is the mobile service provider in areas 7 and 8 of Regions I and II, in area 7 of Region II and in Region I (areas 3 and 9), in Region II (area 6) and in Region III (areas 1 and 2).

The ratification of the sale and purchase agreement shall be resolved in the shareholders meetings of Vivo Participações and Telpart. The closing of the Acquisition (“Closing”) is subject to certain conditions precedent set forth in the stock purchase agreement, including but not limited to the approval of “Agência Nacional de Telecomunicações – ANATEL”, the Brazilian Communications regulator. The Acquisition will also be submitted to “Conselho Administrativo de Direito Econômico – CADE”, the Brazilian Antitrust Commission.

The price agreed in the stock purchase agreement is R$ 1,213,100,000.00 (the “Purchase Price”), corresponding to (i) R$ 1,093,090,107.00 for the shares held by Telpart in Telemig Participações, represented by R$14.21 per lot of 1000 common shares of Telemig Participações and R$6.39 per lot of 1000 of preferred shares of Telemig Participações, and (ii) R$ 120,009,893.00 for the shares held by Telpart in Tele Norte Participações, represented by R$1.85 per lot of 1000 of common shares of Tele Norte Participações and R$0.66 per lot of 1000 of preferred shares of Tele Norte Participações. The Purchase Price to be paid by Vivo Participações implies R$2,488.29 per common share of Telemig Celular and R$56.72 per lot of 1000 of common shares of Amazônia Celular. The references to the Purchase Price regarding each type of share relate to the prices per lot of 1000 shares, in order to be consistent with the form such shares are currently traded in the market (except with respect to Telemig Celular shares, which are traded on a per share basis).

1

From the execution of the stock purchase agreement until the date of Closing, the Purchase Price will accrue by the Brazilian average daily CDI rate and will be subject to certain adjustments as contemplated in the stock purchase agreement. Moreover, the prices per share mentioned above shall be further adjusted to reflect the result of the ongoing reverse split processes approved at the shareholders’ meetings of Telemig Participações, Tele Norte Participações and Amazônia Celular, all held in July 12, 2007 which are still not concluded.

In addition, Vivo Participações will acquire from Telpart the right to subscribe shares to be issued by Telemig Participações and by Tele Norte Participações as a result of the right provided in Instruction CVM no. 319, of December 3, 1999, for the amounts of R$ 65,800,000.00 and R$ 21,100,000.00, respectively.

In accordance with article 254-A of the Brazilian Corporations Law, upon Closing, Vivo will launch mandatory tender offers (i) for the acquisition of common shares held by non-controlling shareholders of Telemig Participações and Tele Norte Participações at 80% of the price paid to Telpart per common share of  Telemig Participações and Tele Norte Participações, respectively and (ii) for the acquisition of common shares held by non-controlling shareholders of Telemig Celular and Amazônia Celular at 80% of the implied price paid per common share of Telemig Celular and Amazônia Celular, respectively, as mentioned above (“Mandatory Tender Offers”). The Mandatory Tender Offers will be launched as soon as registered with the Comissão de Valores Mobiliários, the Brazilian Securities and Exchange Commission. The final prices per share of the Mandatory Tender Offers will be defined at Closing and properly disclosed thereafter.

Moreover, upon Closing, Vivo intends to launch voluntary tender offers for the acquisition of up to 1/3 of each class of the circulating preferred shares held by the non-controlling shareholders of Telemig Participações, Tele Norte Participações, Telemig Celular and Amazônia Celular at the following prices per share, and in accordance with Instruction CVM 361 of 03/05/2002 (“Voluntary Tender Offers”):

Target Company	Offer Price per PN Share of any class (1)	% Premia Over Weighted Avg Price for the Last 30 Days until 08/01/07 (²)	% Premia Over Weighted Avg Price for the Last 90 Days until 08/01/07 (²)
Telemig Participações	6.39	25%	35.7%
Tele Norte Participações	0.66	25%	52.8%
Telemig Celular	654.72	25%	28.7%
Amazônia Celular	10.22	25%	26.7%

(¹)  Price per thousand shares, except for Telemig Celular, which is on a per share basis.

(²)  In the case of Telemig Celular, premium was calculated based on Class C (TMGC7) preferred share (most liquid PN share); in the case of Amazonia Celular, the premium was calculated based on Class A (TMAC5) preferred share (most liquid PN share).

The Voluntary Tender Offers will be extended to the holders of preferred shares underlying American Depositary Shares of Telemig Participações and Tele Norte Participações. The launch of such Voluntary Tender Offers, both in Brazil and in the United States, is subject to the non-occurrence of any material adverse change.

2

Further information about the Acquisition, the Mandatory Tender Offers and the Voluntary Tender Offers is available at Vivo’s Investor Relations website (www.vivo.com.br/ir).

São Paulo, August 02, 2007.

Vivo Participações S.A.
Ernesto Gardelliano
Investor Relations Director

IMPORTANT INFORMATION FOR ADS’ HOLDERS:  THIS ANNOUNCEMENT RELATING TO THE TRANSACTION MENTIONING THE VOLUNTARY TENDER OFFERS IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO PURCHASE OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES OF TELEMIG PARTICIPAÇÕES, TELE NORTE PARTICIPAÇÕES, TELEMIG CELULAR OR AMAZÔNIA CELULAR.  ANY SUCH OFFER OR SOLICITATION WILL BE MADE ONLY PURSUANT TO AN OFFER TO PURCHASE OR THE RELEVANT EDITAL THAT VIVO PARTICIPAÇÕES INTENDS TO LAUNCH AND, TO THE EXTENT REQUIRED, TO FILE WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ON OR BEFORE THE RESPECTIVE LAUNCH DATES.  SHAREHOLDERS WHO ARE ELIGIBLE TO PARTICIPATE IN ANY SUCH OFFERS SHOULD READ CAREFULLY THE OFFERS TO PURCHASE AND THE EDITAIS RELATING TO SUCH OFFERS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SUCH OFFERS.  SHAREHOLDERS WILL BE ABLE TO OBTAIN COPIES OF ALL DOCUMENTS RELATING TO SUCH OFFERS THAT ARE FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION FREE OF CHARGE FROM THE COMMISSION’S WEBSITE AT www.sec.gov.  COPIES OF THE DOCUMENTS RELATING TO SUCH VOLUNTARY TENDER OFFERS AS THE RESPECTIVE EDITAIS AND LAUDOS WILL BE MADE AVAILABLE IN THE COMPANY`S HEAD OFFICE WHEN THE OFFERS ARE LAUNCHED AND AS PER THE ANNOUNCEMENT TO BE MADE AT THE TIME THE OFFERS ARE LAUCHED.

3

Reinforcing leadership with
the acquisition of

August 2nd, 2007

Disclaimer
The closing of the acquisition ("Closing") is subject to certain conditions precedent set forth in the stock purchase agreement, including but not limited to the approval of "Agencia Nacional de Telecomunicacoes - ANATEL", the
Brazilian Communications regulator. After Closing, the acquisition will also be submitted to "Conselho Administrativo de Direito Economico - CADE", the
Brazilian Antitrust Commission.
This presentation may contain statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform
Act of 1995. Such forward looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward looking statements as a result of various factors. The words "anticipates," "believes," "estimates," "expects,"
"forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, analysts and investors should not place undue reliance on these forward-looking statements.
Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.
This presentation has been made public by Vivo Participacoes, S.A. ("Vivo" or the "Company"). Analysts and investors are strongly advised to read the notice of material fact and other relevant documents regarding the acquisition because they contain important information. Further information about the acquisition, the mandatory tender offers and the voluntary tender offers is available at
Vivo's Investor Relations website (www.vivo.com.br/ir). The release, publication or distribution of this presentation in certain jurisdictions may be restricted by law and therefore persons in any such jurisdictions into which this presentation is released, published or distributed should inform themselves about and observe such restrictions.
Vivo is listed on the Bovespa and New York Stock Exchanges. Information may be
accessed on the stock symbol VIV (ADS), VIVO3, VIVO4

                                                                        Slide 02

Table of Contents

1  Transaction Overview

2  Estimated Timetable

3  Strategic Rationale

4  Transaction Structure

5  Vivo Pro Forma

6  Conclusions

                                                                        Slide 3

1. Transaction Overview

Key Terms

- Acquisition of controlling stake in Telemig Part. (53.9% of ONs + 4.3% of PNs) and Tele Norte Part. (51.9% of ONs + 0.1% of PNs) from Telpart Part. for an aggregate value of R$ 1.2 bn (the "Purchase Price")
  - Telemig Part: R$ 14.21 per ON share[1] and R$ 6.39 per PN share[1]
  - Tele Norte Part: R$ 1.85 per ON share[1] and R$ 0.66 per PN share[1]
- Mandatory Tag Along Offers ("MTO") for ON minorities for an aggregate value of R$ 1.0 bn[2]
  - Telemig Part: R$ 11.36 per ON share[1], Telemig Celular: R$ 1,990.63 per ON Share[1]
  - Tele Norte Part: R$ 1.48 per ON share[1], Amazônia Celular: R$ 45.37 per ON share[1]
- Following the MTO, Vivo intends to launch a Voluntary Offer ("VTO") for up to 1/3 of the free float of PN shares of Telemig Part., Telemig Celular, Tele Norte Part. and Amazônia Celular, for an aggregate value of R$ 0.6 bn[2]:
  - 25% premium to market price for PN shares[3]
- Total Consideration: R$ 2.8 bn[2], resulting in a beneficial interest of 58.2% in Telemig Celular and 54.6% in Amazônia Celular
- In addition, Vivo will also acquire from Telpart the rights to subscribe shares to be issued by Telemig Part. and by Tele Norte Part. for R$ 87 million [4]
- Transaction will be funded with cash on-hand and available lines of financing

Approvals

- Sale and Purchase agreement, approved by Vivo and Telpart's boards, signed on August, 2nd 2007
- To be ratified at the respective shareholders meeting on August 21st, 2007
- Closing subject to Anatel approval among other customary conditions

[1] Price per 1,000 shares, except for Telemig Celular which is per 1 share. Does not reflect reverse share split announced on May 31, 2007.
[2] Assuming full acceptance in mandatory tag along and voluntary offers
[3] Based on weighted average prices of the last 30 trading days prior to announcement, considering the most liquid PN share per company
[4] Rights to subscribe shares to be issued by Telemig Holding and Amazônia Holding in accordance with CVM Instruction no. 319

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2. Estimated Timetable

Next Steps
----------
1. Submission of Requests for Anatel Approvals - within 7 days

2. Shareholders Meeting to Approve Transaction - August 21st, 2007

3. Anatel Approval

4. Close of Acquisition of Control - anticipated prior to year-end

5. Filling of MTO with CVM and Launch of VTOs in Brazil and in the US - upon closing

6. Launch MTO - upon registration with CVM

7. Close VTO - up to 45 days from launch

8. Close MTO - up to 45 days from launch

                                                                        Slide 5

vivo

3. Strategic Rationale

Adding two attractive, high margin assets…

Telemig Part. Key Figures

- 3.5 million subscribers (June 2007)
- 31% market share, leader in its area
- 1Q07 Revenues: R$ 317 million
- 1Q07 EBITDA: R$ 121 million / 38.2% margin
- Net Debt / EBITDA[1]: (1.0)x

Tele Norte Part. Key Figures

- 1.3 million subscribers (June 2007)
- 22% market share
- 1Q07 Revenues: R$ 115 million
- 1Q07 EBITDA: R$ 28 million / 24.3% margin
- Net Debt / EBITDA[1]: 4.3x

… that will benefit from the acquisition by Vivo

- **Scale benefits arising from becoming part of biggest national mobile network**
- **Improved purchasing power**
- **Benefit from a strong brand name with advertisement campaigns at national level**
- **Integration of Telemig/Amazônia clients into a larger national community**
- **Customer service at national level**

[1] Consolidated Net Debt as reported by Telemig Part (net cash of R$ 371.1) and Tele Norte Part (R$ 199.2 million) as of March 31, 2007, consolidated LTM EBITDA of Telemig Part. of R$ 383 million and consolidated LTM EBITDA of Tele Norte of R$ 46 million

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3. Strategic Rationale

         How will the proposed operation benefit Vivo's shareholders?

o  Expand operations to reach 84% of pops and 93% of GDP
o  Reinforce Vivo's leadership by adding 4.8(1) million subscribers resulting in a 32.9% national market-share, with 35 million subscribers
o  Strengthen Vivo's commercial and competitive position
o  Addition of two attractive assets that will benefit from being part of Vivo

                          Reinforce Vivo's leadership

Source: Anatel figures as of June 2007

                                                                        Slide 7

3. Strategic Rationale

   Vivo's operations to reach 84% of Brazil total population and 93% of GDP

                                                                          Growth
                                                                          ------

Population (million)          139.1         37.6          158.7            14.1%
% of total population         73.6%         19.9%         83.9%
Subs('000s - June 30, 2007)  30,241        4,837         35,078            16.0%
National Market Share         28.4%         4.5%          32.9%

                          Minas Gerais is a key State
          o  3rd largest GDP in Brazil: R$ 167 billion (9.4% of Brazil)
          o  Second largest mobile subscriber base in Brazil
          o  Bordering State to SP and Rio with significant corporate activity

Source: Anatel

                                                                         Slide 8

3. Strategic Rationale

           Acquisition further increases Vivo's market leadership ...

         ... adding 4.8 million subscribers and 4.5 p.p of market share

(1) Source: Anatel, June 2007 figures

                                                                        Slide 9

3. Strategic Rationale

Strengthen Vivo´s commercial and competitive position

- **Churn Reduction:** applicable to Vivo's roaming customers, given improved coverage
- **Current Corporate Clients**: increase market share within current corporate customers that have significant presence in Minas Gerais
- **Increase in Gross Additions:** presence in Minas Gerais enables additional gross adds in the high end and corporate segments throughout Brazil
- **Roaming**: usage of Vivo's network by Telemig and Amazonia subscribers while roaming in Vivo's coverage area
- **850 Mhz spectrum bandwidth:** compatible with Vivo's current spectrum

Scope to create substantial net operating synergies at Vivo: NPV of c. R$ 575 million[1]

+

Fiscal Synergies: NPV of c. R$ 345 million[2]

=

Total Synergies at Vivo: NPV of c. R$ 920 million

[1] NPV of the estimated net operating synergies at Vivo level

[2] Approximate NPV of the tax benefit of the goodwill (ágio) generated in the acquisition of Telpart shares and future MTO in the underlying assets assuming 5 year fully tax deductible amortization and 100% acceptance in the MTO

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4. Transaction Structure

Acquisition of Control

Telemig Participações	Tele Norte Participações
• R$ 1,093 million for controlling stake – 53.9% ONs, 4.3% PNs – 22.7% total capital • R$ 14.21 per ON share[1] • R$ 6.39 per PN share[1] • R$ 66 million for subscription rights	• R$ 120 million for controlling stake – 51.9% ONs, 0.1% PNs – 19.3% total capital • R$ 1.85 per ON share[1] • R$ 0.66 per PN share[1] • R$ 21 million for subscription rights

- Total Purchase Price for the controlling stakes amounts to R$ 1.2 bn (excl. subscription rights)
- This Purchase Price will be adjusted by the Brazilian CDI Rate and will be subject to certain other adjustments as contemplated in the Stock Purchase Agreement

[1] Price per 1,000 shares, except for Telemig Celular which is per 1 share. Does not reflect reverse share split announced on May 31, 2007.

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vivo

4. Transaction Structure

Mandatory Tender Offers ("MTOs")

Telemig Participações and Telemig Celular

- MTO price per share at 80% of ON control price:
  - R$ 11.36 per Telmig Part ON share[1]
  - R$ 1,990.63 per Telemig Celular ON share[1]
- Total investment of R$ 898 million

Tele Norte Participações and Amazônia Celular

- MTO price per share at 80% of ON control price:
  - R$ 1.48 per Tele Norte Part ON share[1]
  - R$ 45.37 per Amazônia Celular ON share[1]
- Total investment of R$ 115 million

- Total cash outlay for the MTOs is approximately R$ 1.0 bn assuming 100% acceptances

[1] Price per 1,000 shares, except for Telemig Celular which is per 1 share. Does not reflect reverse share split announced on May 31, 2007.

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4. Transaction Structure

Voluntary Tender Offers ("VTOs")

- Upon Closing, Vivo intends to launch voluntary tender offers for up to 1/3 of all the free float, of the PN shares of Telemig Part., Tele Norte Part., Telemig Celular and Amazônia Celular at the following prices:

Target Company	Offer Price per PN Share[1]	% Premia Over Weighted Avg Price for the Last 30 Days[2] as of August, 1st 2007	% Premia Over Weighted Avg Price for the Last 90 Days[2] as of August, 1st 2007
Telemig Participações	6.39	25.00%	35.7%
Tele Norte Participações	0.66	25.00%	52.8%
Telemig Celular[3]	654.72	25.00%	28.7%
Amazônia Celular[4]	10.22	25.00%	26.7%

- VTOs to be extended to ADRs
- Launch is subject to the non-occurrence of material adverse changes
- Total estimated cash outlay for the VTOs of R$ 587 million assuming 100% acceptances

[1] Price per 1,000 shares, except for Telemig Celular which is per 1 share. Does not reflect reverse share split announced on May 31, 2007.

[2] The premium over PN shares of Telemig Celular is based on the price of the preferred class C shares (most liquid PN share), the premium over PN shares of Amazônia Celular is based on the price of the preferred class A shares (most liquid PN share)

[3] PNB, PNC, PND, PNE, PNF, PNG

[4] PNA, PNB, PNC, PND, PNE

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1,093
898
530
120
115
1,213
1,013
587 2,813
2,521
292
57

Controlling Stake MTO (1) 1/3 PNs VTO (2) Total Consideration

16.7% 4.2% 4.1%

4. Transaction Structure

Total Consideration

R$ million

o Additionally Vivo will acquire subscription rights amounting to R$ 87 million

Voting

100.0% 0.0% 48.1% 51.9%
100.0% 0.0% 46.1% 53.9%
58.2% 20.9% 17.9% 19.3%
59.9% 20.0% 17.1% 22.7%
54.6% 22.7% 17.4% 14.5%
58.2% 20.9% 14.2% 18.9%

Economic @
Celulares
Ownership
Economic @
Holdings
Telemig Part
Tele Norte Part
Telemig Part
Tele Norte Part
Telemig
Indirect
Amazonia
Direct Total
18.3%
13.4% 3.9%
Indirect Direct Total
7.0% 15.7%
Indirect Direct Total
49.9% 8.3%
10.9% 43.7%
Indirect

1 Based on a 80% tag-along for ON minorities both in the holding and in the operating companies, assuming 100% acceptance
2 Assumes 25% premium based on the weighted average price of the last 30 trading days as of August 1st, 2007 taking into consideration the most liquid PN share per company. Assumes 100% acceptance

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4. Transaction Structure

Summary Valuation and Implied Multiples

Firm Value Breakdown assuming 100% acceptance in MTO and VTO



Telemig Celular
Amazônia Celular
R$ million
4,690
735
3,955
346
577
3,767
Acquisition Firm Value (1)
Fiscal Benefits (2)
NPV of Synergies at Vivo (3)
Implied Business Value

Implied Multiples

EV/EBITDA[4]	2007E	9.1x	2007E	7.3x
	2008E	8.4x	2008E	6.7x
EV/Subscriber[4]		US$ 516		US$ 414

[1] Implied 100% Firm Value at the operating level and excluding the value attributed to the subscription rights

[2] NPV of the tax benefit of the ágio generated in the acquisition of Telpart shares and MTO (assuming 100% acceptance) in the underlying assets, over a 5 year fully tax deductible amortization and NOL's from the existing goodwill amortization

[3] NPV of the estimated net operating synergies at Vivo level over a period of 10 years. No terminal value assumed for the synergies

[4] Implied EV/EBITDA multiple calculated based on median of IBES Consensus (research analysts consensus) for 2007E and 2008E EBITDA and net debt as reported by Telemig and Amazonas as of March 31, 2007

[5] Based on the number of 4,837 subscribers as of June 30, 2007. Translated into US$ assuming a 1.881 R$/US$ exchange rate

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(R$ million) Vivo Telemig Amazonia Combined % change post transaction

Net Revenues 2,851 317 115 3,283 15.1%
EBITDA 757 121 28 906 19.7%
% EBITDA 26.6% 38.2% 24.3% 27.6% + 1.0 p.p.
Capex 235 11.5 3.3 250 6.3%
EBITDA - Capex 522 110 25 656 25.7%
Net Debt 1 2 3,305 -371 199 6,033 82.5%
Net Debt/ EBITDA 3 1.3x -1.0x 4.3x 2.0x + 0.7x

Source: Vivo, Telemig and Amazonia ITRs

1 Net Debt reported figures of 1Q07
2 In the pro-forma combined figures the Net Debt includes 100% of Vivo, 100% of
Telemig, 100% of Amazonia as well as 100% of Total Consideration as the acquisition will be fully debt funded (total consideration figure is shown on page 14 + the subscription rights value of R$ 87 million)
3 LTM EBITDA as of 1Q07 (Vivo: R$ 2,636.5 M, Telemig: R$ 383.3 M and Amazonia R$
4 6.3 M)
5. Vivo Pro Forma (1Q 07)

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6. Conclusions

Conclusions

o High quality assets with attractive operating margins
o Strong strategic fit reinforcing Vivo's competitive positioning and commercial offering
o Market friendly transaction structure
o Increases shareholders value through significant synergies Reinforcing Vivo's leadership

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                                    Appendix

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Appendix

Number of Shares

Telemig Part	ON	% ONs	PN	% PNs	Total	% Total
Telpart Participações S.A	72,581,089,368	53.90%	9,699,320,342	4.27%	82,280,409,710	22.72%
Free Float	62,079,503,811	46.10%	217,710,701,817	95.73%	279,790,205,628	77.28%
Total	134,660,593,179	100.00%	227,410,022,159	100.00%	362,070,615,338	100.00%

Telemig Operadora	ON	% ONs	PNB	% PNBs	PNC	% PNCs	PND	% PNDs
Telemig Holding	794,764	89.17%	0	0.00%	0	0.00%	0	0.00%
Free Float	96,477	10.83%	196.000	100.00%	20,769.000	100.00%	1.000	100.00%
Total	891,241	100.00%	196.000	100.00%	20,769.000	100.00%	1.000	100.00%

	PNE	% PNEs	PNF	% PNFs	PNG	% PNGs	Total	% Total
Telemig Holding	0	0.00%	0	0.00%	1,180,078	81.76%	1,974,842	83.25%
Free Float	3,830	100.00%	12,783	100.00%	263,278	18.24%	397,334	16.75%
Total	3,830	100.00%	12,783	100.00%	1,443,356	100.00%	2,372,176	100.00%

Tele Norte Part	ON	% ONs	PN	% PNs	Total	% Total
Telpart Participações S.A	64,633,961,594	51.86%	185,778,351	0.09%	64,819,739,945	19.34%
Free Float	59,989,880,312	48.14%	210,274,535,100	99.91%	270,264,415,412	80.66%
Total	124,623,841,906	100.00%	210,460,313,451	100.00%	335,084,155,357	100.00%

Amazônia Operadora	ON	% ONs	PNA	% PNAs	PNB	% PNBs
Amazonia Holding	5,098,286,969	89.79%	0	0.00%	0	0.00%
Free Float	580,025,992	10.21%	199,959,301	100.00%	576,153,096	100.00%
Total	5,678,312,961	100.00%	199,959,301	100.00%	576,153,096	100.00%

	PNC	% PNCs	PND	% PNDs	PNE	% PNEs	Total	% Total
Amazonia Holding	0	0.00%	0	0.00%	5,935,414,562	79.68%	11,033,701,531	74.96%
Free Float	42,882,395	100.00%	773,921,617	100.00%	1,513,601,270	20.32%	3,686,543,671	25.04%
Total	42,882,395	100.00%	773,921,617	100.00%	7,449,015,832	100.00%	14,720,245,202	100.00%

Notes:

- Figures do not reflect reverse shares split announced on May 31, 2007

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Appendix

Shareholder Structure

Telpart

Telemig Part. Tele Norte Part.

Telemig Celular Amazonia Celular

Free Float
Free Float
Free Float
Free Float
ON: 46.10%
PN: 95.73%
Total: 77.28%
ON: 89.79%
PN: 65.64%
Total: 74.96%
ON: 51.86%
PN: 0.09%
Total: 19.34%
ON: 89.17%
PN: 79.68%
Total: 83.25%
ON: 10.83%
PN: 20.32%
Total: 16.75%
ON: 48.14%
PN: 99.91%
Total: 80.66%
ON: 53.90%
PN: 4.27%
Total: 22.72%
ON: 10.21%
PN: 34.36%
Total: 25.04%

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